SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

( Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 15)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

Jason DeZwirek

2300 Yonge Street, Suite 1710

Toronto, Ontario, Canada M4P 1E4

(416) 593-6543

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125141 10-1	Schedule 13D	2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,770
	8	SHARED VOTING POWER 2,824,736
	9	SOLE DISPOSITIVE POWER 1,361,770
	10	SHARED DISPOSITIVE POWER 2,824,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,186,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125141 10-1	Schedule 13D	3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Icarus Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,824,736
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,824,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 125141 10-1	Schedule 13D	4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Phillip DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,141
	8	SHARED VOTING POWER 4,700
	9	SOLE DISPOSITIVE POWER 716,141
	10	SHARED DISPOSITIVE POWER 4,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

Schedule 13D	5 of 8

This Amendment No. 15 to Schedule 13D is being filed by Jason DeZwirek, Icarus Investment Corp. and Phillip DeZwirek (each, a “Reporting Person”) to amend and supplement the Schedule 13D originally filed by them, as amended from time to time (the “Statement”), with respect to the shares of common stock, par value $0.01 of CECO Environmental Corp., a Delaware corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On August 27, 2013, the Company completed its acquisition of Met-Pro Corporation, a Pennsylvania corporation (“Met-Pro”). Pursuant to an Agreement and Plan of Merger, dated as of April 21, 2013, and amended as of August 5, 2013 (the “Merger Agreement”), among the Company, Mustang Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Mustang Acquisition II LLC (formerly known as Mustang Acquisition II Inc.), a Delaware limited liability company and wholly-owned subsidiary of the Company (“Successor Sub”), and Met-Pro, Merger Sub I merged with and into Met-Pro (the “First Merger”), with Met-Pro as the surviving corporation, and subsequently, also on August 27, 2013, the surviving corporation of the First Merger merged with and into Successor Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Successor Sub surviving as a wholly-owned subsidiary of the Company. At the effective time of the First Merger, shares of Met-Pro common stock converted into the right to receive 1.0843 shares of Company common stock, for an approximate total of 7,726,235 shares of Company common stock in aggregate stock consideration. Following the issuance of these additional shares, there were approximately 25,614,539 shares of Company common stock issued and outstanding. Due to the issuance of the additional shares of Company common stock, filers’ percentage ownership decreased to the percentages described below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

A. Jason DeZwirek

(a) Jason DeZwirek is deemed to beneficially own the 2,824,736 shares of common stock of the Company beneficially owned by Icarus Investment Corp. (“Icarus”) (the “Icarus Subject Shares”) and the 1,361,770 shares of the Company that he owns directly (the “JD Subject Shares”). As a result of the consummation of the transactions contemplated by the Merger Agreement, namely the issuance of additional shares of CECO common stock to former Met-Pro shareholders, Jason DeZwerik beneficially owns 16.2% of the outstanding common stock of the Company.

(b) Jason DeZwirek has sole voting and sole dispositive power with respect to the JD Subject Shares. As an officer and a shareholder of Icarus, Mr. Jason DeZwirek is deemed to control Icarus. Jason DeZwirek has sole voting power and sole dispositive power with respect to the Icarus Subject Shares (including 250,000 shares of common stock underlying warrants held by Icarus).

(c) Jason DeZwirek has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Jason DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the JD Subject Shares and the Icarus Subject Shares.

(e) Not applicable.

Schedule 13D	6 of 8

B. Icarus

(a) Icarus is deemed to beneficially own the Icarus Subject Shares, which as a result of the consummation of the transactions contemplated by the Merger Agreement, namely the issuance of additional shares of CECO common stock to former Met-Pro shareholders, in the aggregate represents 10.9% of the outstanding common stock of the Company.

(b) Jason DeZwirek has sole voting power and sole dispositive power with respect to the 2,824,736 shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants held by Icarus).

(c) Icarus has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Jason DeZwirek is the only person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Icarus Subject Shares.

(e) Not applicable.

C. Phillip DeZwirek

(a) Phillip DeZwirek is deemed to beneficially own the 716,141 shares of the Company that he owns directly and the 4,700 shares of common stock held in a retirement account of his spouse (collectively, the “PD Subject Shares”). As a result of the consummation of the transactions contemplated by the Merger Agreement, namely the issuance of additional shares of CECO common stock to former Met-Pro shareholders, Phillip DeZwirek beneficially owns 2.8% of the outstanding common stock of the Company.

(b) Phillip DeZwirek has sole voting and sole dispositive power with respect to the PD Subject Shares, except he may be deemed to share voting and dispositive control with his spouse of the 4,700 shares of CECO Common Stock held in a retirement account of his spouse.

(c) Phillip DeZwirek has not engaged in any transactions in common stock of the Company in the last 60 days. He did, however, resign as President of Icarus and is no longer deemed a beneficial owner of the Icarus Subject Shares.

(d) Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 716,141 shares of the common stock of CECO owned directly by him.

(e) Phillip DeZwirek ceased to be the beneficial owner of more than five percent of CECO common stock on August 27, 2013.

Schedule 13D	7 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Schedule 13D

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2013

/s/ Jason DeZwirek
Jason DeZwirek

ICARUS INVESTMENT CORP.

By:	/s/ Jason DeZwirek
Jason DeZwirek

/s/ Phillip DeZwirek
Phillip DeZwirek